PARSONS/BURNETT, LLP
Attorneys
www.parsonslaw.biz

James B. Parsons                                                                                                                                                                                                                             Robert J. Burnett

Admitted in Wa., Or. & CNMI                                                                                                                                                                                                                 Admitted in Wa.

jparsons@pblaw.biz                                                                                                                                                                                                                                 rburnett@pblaw.biz

2070 Skyline Tower                                                                                                                                                                                                                                505. W. Riverside Avenue, Suite 500

10900 NE Fourth Street                                                                                                                                                                                                                           Spokane, Washington, 99201

Bellevue, Washington 98004                                                                                                                                                                                                                    Ph: (509) 252-5066

Ph: (425) 451-8036                                                                                                                                                                                                                                 Fax: (509) 252-5067

Fax: (425) 451-8568

VIA EDGAR CORRESPONDENCE ONLY

October 11, 2007

Mr. H. Roger Schwell
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re: Big Bear Resources, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed September 5, 2007
File No. 333-144226

Dear Mr. Schwell:

This letter is in response to your comment letter dated September 14, 2007, with regard to the second Amendment to the Form S-B2 filing of Big Bear Resources, Inc., a Nevada corporation ("Big Bear" or the "Company") filed on October 11, 2007, 2007. Each comment point in your letter will be cross-referenced with point(s) in the Form SB-2A filed on October 11, 2007.

Registration Statement on Form SB-2

General

1. The audited financial statements have been included for the period from inception to the period ended June 30, 2007.

Certain Relationships and Related Transactions, page 27

2. Disclosures throughout the document have been updated to correspond with the revised Option Agreement, as filed with this amendment.

Please contact this office with any further comments or questions. We are filing the redlined version and this letter on EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Big Bear in a prompt response. If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours.

PARSONS/BURNETT, LLP

/s/ James B. Parsons

JAMES B. PARSONS
JBP:aqs